UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 4, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under Forms 20-F and 6-K, respectively. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of these additional disclosures follow herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2019 of UBS Group AG and UBS AG, filed with the SEC on 28 February 2020, as well as UBS AG's first quarter 2020 report, submitted to the SEC on Form 6-K on 4 May 2020.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) in US dollars, the presentation currency of UBS AG.

	As of
USD million	31.3.20	31.12.19
Debt:
Short term debt issued¹	63,714	61,255
Long term debt issued²	55,805	68,172
Total debt issued	119,519	129,427
Equity attributable to UBS AG shareholders	57,814	53,754
Equity attributable to non-controlling interests	169	174
Total capitalization	177,503	183,355

1 Short-term debt issued is comprised of debt issued (measured at amortized cost and designated at fair value) by UBS AG and its subsidiaries with a remaining contractual maturity of less than one year without considering any early redemption features.    2 Long-term debt issued is comprised of debt issued (measured at amortized cost and designated at fair value) by UBS AG and its subsidiaries with a remaining contractual maturity of more than one year without considering any early redemption features.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  May 4, 2020